UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)


Date:    October 25, 2005                     By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

  Teck Cominco Limited/600-200 Burrard Street/Vancouver, B.C./Canada V6C 3L9/
                    Tel: (604) 687-1117/Fax: (604) 687-6100


        NEWS                                                   [GRAPHIC OMITTED]
      RELEASE                                               [LOGO - TECKCOMINCO]
                                        ----------------------------------------
                                        FOR IMMEDIATE RELEASE - OCTOBER 24, 2005
                                                                        05-25-TC


3Q    RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

================================================================================

                           TECK COMINCO REPORTS RECORD
                   THIRD QUARTER NET EARNINGS OF $405 MILLION

Don Lindsay, President and CEO said, "Net earnings in the third quarter were a record $405 million reflecting the company's earnings power in a favourable commodity price environment. In the third quarter, the company announced its investment in the Fort Hills Oil Sands project which is an ideal opportunity to further diversify the company's production base in quality, long life assets, and issued US$1.0 billion in ten-year and thirty-year notes. As well, the company announced plans to extend Highland Valley Copper mine life by five years to 2013."


HIGHLIGHTS AND SIGNIFICANT ITEMS

    o Unaudited net earnings were $405 million or $2.00 per share in the third quarter, compared with $120 million or $0.62 per share in the third quarter of 2004. The higher earnings were due mainly to higher copper, zinc and coal prices. In addition, third quarter net earnings included a gain on sale of assets of $19 million and favourable tax adjustments of $42 million.

    o Cash flow from operations, before changes to non-cash working capital items, was $476 million in the third quarter, up from $329 million in the third quarter of 2004.

    o In September 2005, the company entered into an agreement with UTS Energy Corporation and Petro-Canada to subscribe for a 15% interest in the Fort Hills Oil Sands project in Alberta.

    o On September 23, 2005, the company announced plans to extend the Highland Valley Copper mine life by five years to September 2013.

    o On October 5, 2005, the strike at the Trail operations ended when the unions ratified the terms of a new three-year collective agreement.

    o The company issued US$1.0 billion of notes on September 28, 2005 consisting of US$700 million thirty-year notes at 6.125% and US$300 million ten-year notes at 5.375%.

    o At September 30, 2005, the company had a cash balance of $2.5 billion and a long-term debt to debt-plus-equity ratio of 28%. On a net basis, the company had cash in excess of debt of $800 million.



--------------------------------------------------------------------------------
Reference:   Greg Waller, Investor Relations
Additional corporate information is available on the Internet at http://www.teckcominco.com
   --------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
POSITION AND RESULTS OF OPERATIONS


THIS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED IS PREPARED AS AT OCTOBER 24, 2005, AND SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2004. IN THIS DISCUSSION, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO TECK COMINCO OR THE COMPANY REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND A REFERENCE TO TECK COMINCO METALS REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.


EARNINGS

Unaudited net earnings in the third quarter were $405 million or $2.00 per share compared with net earnings of $120 million or $0.62 per share in the third quarter of 2004, up significantly due mainly to higher realized prices for the company's products. Included in third quarter net earnings was a $19 million gain from the sale of a 5% interest in the Elkview coal mine by Elk Valley Coal and favourable tax adjustments totalling $42 million.

In the third quarter, the average realized prices for copper and zinc including settlement adjustments were US$1.95 and US$0.61 per pound compared with US$1.46 and US$0.45 per pound a year ago, up 34% and 36% respectively. Realized molybdenum prices averaged US$23 per pound compared with US$16 per pound a year earlier which contributed significantly to operating profits at Highland Valley Copper and Antamina. Realized coal prices averaged US$118 per tonne in the third quarter, up 115% from US$55 per tonne in same period last year. A lower Canadian/U.S. dollar exchange rate of 1.22 in the third quarter compared with
1.34 a year ago partially offset the higher commodity prices.

Net earnings for the nine months ended September 30, 2005 were $835 million, two and a half times the net earnings of $332 million in the same period last year primarily as a result of higher commodity prices.

Operating profit was a record $560 million in the third quarter compared with $332 million in the same period in 2004. Positive settlement adjustments of $25 million were recorded in the third quarter compared with $17 million in the same period last year. Operating profit increased significantly at Red Dog and copper and coal operations due mainly to higher commodity prices as well as increased zinc and coal sales volumes. Operating profits from coal operations accounted for an increase of $143 million or two-thirds of the increase in operating profit over the third quarter of 2004.

Third quarter operating profit of $560 million was a significant increase over the $417 million recorded in the second quarter of 2005. This was primarily a result of higher contributions from Red Dog with seasonally higher zinc and lead concentrate sales volumes, and from coal operations with significantly higher coal prices.

Operating profit from Trail operations in the third quarter was $8 million lower compared with the second quarter of 2005 as the strike shut down metal operations.

Comparative figures have been restated to account for the Cajamarquilla zinc refinery, which was sold in December 2004, as a discontinued operation.


2   Teck Cominco Limited 2005 Third Quarter Report

CASH FLOW

Cash flow from operations, before changes to non-cash working capital items, was $476 million in the third quarter, up from $329 million last year with higher operating profits from zinc, copper and coal operations.

Cash flow from operations, before changes to non-cash working capital items, was $1.1 billion in the nine months ended September 30, 2005 compared with $740 million a year ago.

REVENUES

Revenues from operations were $1.2 billion in the third quarter of 2005 compared with $925 million in the same period a year ago due mainly to higher coal and metal prices. Coal revenues in the third quarter increased to $358 million from $162 million last year reflecting higher coal prices and a 8% increase in sales volumes. Revenue from copper operations was $363 million compared with $317 million due mainly to higher copper and molybdenum prices. Zinc revenues of $396 million were similar to last year as higher zinc prices were offset by lower sales from Trail operations due to the strike.

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues are presented in the tables on pages 4 and 5. Realized commodity prices and the realized Canadian exchange rate are presented in the table below.

REALIZED METAL PRICES AND EXCHANGE RATE
(INCLUDING THE EFFECT OF HEDGING AND SETTLEMENT ADJUSTMENTS ON PRIOR PERIOD
SALES)

                                                            Third Quarter                       Year to Date
                                                  -------------------------------    -------------------------------
                                                      2005      2004  % Change          2005      2004    % Change
ZINC (US$/pound)                                      0.61      0.45      +36%          0.60      0.47        +28%
COPPER (US$/pound)                                    1.95      1.46      +34%          1.66      1.32        +26%
LEAD (US$/pound)                                      0.40      0.43       -7%          0.43      0.39        +10%
MOLYBDENUM (US$/pound)*                                 23        16      +44%            28        14       +100%
GOLD (US$/ounce)                                       434       398       +9%           431       398         +8%
COAL (US$/tonne)                                       118        55     +115%            92        50        +84%
CANADIAN/U.S. EXCHANGE RATE (US$1 = Cdn$)             1.22      1.34       -9%          1.25      1.35         -7%

* Net of smelter deductions.

Note:
    Realized metal prices include the effect of hedging, and settlement adjustments recorded on final settlements of sales and marking the period end receivables to market.


3   Teck Cominco Limited 2005 Third Quarter Report

     PRODUCTION AND SALES (NOTE 1)
                                                           PRODUCTION                               SALES
                                                ----------------------------------   ------------------------------------
                                                   THIRD QUARTER   YEAR TO DATE        THIRD QUARTER       YEAR TO DATE
                                                  2005     2004     2005     2004       2005      2004      2005     2004
     --------------------------------------------------------------------------------------------------------------------
     TRAIL METAL OPERATIONS

        REFINED ZINC - Thousand tonnes              13       77      156      217         33        73       169      213

        REFINED LEAD - Thousand tonnes               5       21       47       59          7        20        46       58

        SURPLUS POWER - GW.h                        --       --       --       --        581       263     1,076      811

     MINE OPERATIONS (Note 2)

        ZINC - Thousand tonnes
          Red Dog                                  155      153      426      422        198       176       359      404
          Antamina                                  12       10       38       37         11        11        37       38
          Pend Oreille                              13        7       36        7         13         7        36        7
          Louvicourt                                --        1        3        4         --         2         3        4
          ---------------------------------------------------------------------------------------------------------------
                                                   180      171      503      470        222       196       435      453

        COPPER - Thousand tonnes
          Highland Valley Copper (Note 3)           47       42      126      112         39        36       133      110
          Antamina                                  20       21       61       59         21        23        62       55
          Louvicourt                                --        2        4        6         --         2         4        6
          ---------------------------------------------------------------------------------------------------------------
                                                    67       65      191      177         60        61       199      171

        LEAD - Thousand tonnes
          Red Dog                                   29       33       73       85         56        62        58       67
          Pend Oreille                               3        1        6        1          3         1         6        1
          ---------------------------------------------------------------------------------------------------------------
                                                    32       34       79       86         59        63        64       68

        MOLYBDENUM - Thousand pounds
          Highland Valley Copper (Note 3)        1,276    2,518    4,872    7,450      1,659     3,149     5,292    7,036
          Antamina                                 842      476    2,199      949        790       237     2,523      468
          ---------------------------------------------------------------------------------------------------------------
                                                 2,118    2,994    7,071    8,399      2,449     3,386     7,815    7,504

        GOLD - Thousand ounces
          Hemlo                                     58       54      179      181         61        53       182      182
          Other                                      4        3       12        9          2         2        10        9
          ---------------------------------------------------------------------------------------------------------------
                                                    62       57      191      190         63        55       192      191

        COAL - Thousand tonnes
          Elk Valley Coal (Note 4)               2,356    2,175    7,556    6,810      2,463     2,273     7,110    6,824

     Notes:
     (1) The table presents the company's share of production and sales volumes.
     (2) Production and sales volumes of base metal mines refer to metals contained in concentrate.
     (3) The company owns 97.5% of Highland Valley Copper since March 1, 2004 and owned 63.9% prior to that date.
     (4) Results of the Elk Valley Coal Partnership represent the company's 39% direct interest in the Partnership commencing April 1, 2005, 38% from April 1, 2004 to March 31, 2005 and 35% prior to April 1, 2004.


4   Teck Cominco Limited 2005 Third Quarter Report

     OPERATING PROFIT, REVENUES AND DEPRECIATION

     QUARTER ENDED SEPTEMBER 30

                                                   OPERATING                                          DEPRECIATION
                                                PROFIT (Note 1)               REVENUES              AND AMORTIZATION
                                              --------------------       --------------------     ----------------------
                                                 THIRD QUARTER              THIRD QUARTER             THIRD QUARTER
     ($ IN MILLIONS)                              2005     2004              2005      2004            2005      2004
     -------------------------------------------------------------------------------------------------------------------
     ZINC
        Trail (including power sales)            $  34    $  40            $  152      $248            $  6       $12
        Red Dog                                    106       59               241       185              22        19
        Pend Oreille                                 1       (2)               14         6               4         3
        Inter-segment sales and other               (5)       3               (11)      (25)             --        --
       -----------------------------------------------------------------------------------------------------------------
                                                   136      100               396       414              32        34

     COPPER
        Highland Valley Copper (Note 2)            144      125               233       212              15        15
        Antamina                                    94       59               129        98               9        11
        Louvicourt                                   1        3                 1         7              --         2
       -----------------------------------------------------------------------------------------------------------------
                                                   239      187               363       317              24        28

     GOLD
        Hemlo                                        3        6                33        32               5         5

     COAL
        Elk Valley Coal (Note 3)                   182       39               358       162              10         8
        ----------------------------------------------------------------------------------------------------------------
     TOTAL                                        $560     $332            $1,150      $925             $71       $75
     ===================================================================================================================


     NINE MONTHS ENDED SEPTEMBER 30

                                                   OPERATING                                          DEPRECIATION
                                                PROFIT (Note 1)               REVENUES              AND AMORTIZATION
                                              --------------------       --------------------     ----------------------
                                                  YEAR TO DATE               YEAR TO DATE              YEAR TO DATE
     ($ IN MILLIONS)                              2005     2004              2005      2004            2005      2004
     -------------------------------------------------------------------------------------------------------------------

     ZINC
        Trail (including power sales)             $101     $102            $  686    $  731            $ 28     $  36
        Red Dog                                    158      107               380       363              40        45
        Pend Oreille                                --       (2)               40         6              13         3
        Inter-segment sales and other               (5)       4               (81)      (71)              1        --
        ----------------------------------------------------------------------------------------------------------------
                                                   254      211             1,025     1,029              82        84

     COPPER
        Highland Valley Copper (Note 2)            423      269               731       526              49        38
        Antamina                                   256      125               362       226              28        32
        Louvicourt                                  12       10                21        25               3         6
        ----------------------------------------------------------------------------------------------------------------
                                                   691      404             1,114       777              80        76

     GOLD
        Hemlo                                        8       24                98       106              16        15

     COAL
        Elk Valley Coal (Note 3)                   353       93               835       465              25        24
        ----------------------------------------------------------------------------------------------------------------
     TOTAL                                      $1,306     $732            $3,072    $2,377            $203      $199
     ===================================================================================================================

     Notes:
     (1) Depreciation and amortization are deducted in calculating operating profit.
     (2) Highland Valley Copper results were consolidated commencing March 1, 2004, with a minority interest provision of 2.5%. Prior to March 1, 2004, the company had proportionately consolidated 63.9% of Highland Valley Copper.
     (3) Results of the Elk Valley Coal Partnership represent the company's 39% direct interest in the Partnership commencing April 1, 2005, 38% from April 1, 2004 to March 31, 2005 and 35% prior to April 1, 2004.

5   Teck Cominco Limited 2005 Third Quarter Report

OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)
                                                       Three months ended Sep. 30          Nine months ended Sep. 30
     100%                                             ------------------------------    --------------------------------
     ----                                                    2005             2004            2005                2004
     Zinc production (000's tonnes)                          13.2             76.6             156.0              217.1
     Lead production (000's tonnes)                           4.9             21.2              47.3               59.1
     Zinc sales (000's tonnes)                               32.4             72.7             168.9              212.7
     Lead sales (000's tonnes)                                7.4             19.5              46.1               57.7
     Surplus power sold (GW.h)                                581              263             1,076                811
     Power price (US$/megawatt hr)                             62               48                54                 43
     Operating profit (loss) ($ millions)
          - Metal operations                                   (2)              28                46                 69
          - Power sales                                        36               12                55                 33

Production and sales in the third quarter were affected by the strike of the unionized employees that began on July 19, 2005. As a result of reduced sales volumes and care and maintenance costs during the strike, metal operations incurred an operating loss of $2 million compared with an operating profit of $28 million in same period last year.

Operating profit from power sales in the third quarter was $36 million compared with $12 million in the same period last year, with increased power sales volumes resulting from metal operations being shut down and higher power prices compared to a year ago.

On October 5, 2005, the unions at Trail ratified the terms of a new collective agreement covering a three year period from June 1, 2005 to May 31, 2008. Replenishment of product inventories and resumption of normal sales levels is expected during November. The lower sales and the cost associated with the collective agreement settlement will negatively impact operating profit in the fourth quarter.

RED DOG (100%)
                                                        Three months ended Sep. 30        Nine months ended Sep. 30
     100%                                             ------------------------------    --------------------------------
     ----                                                    2005             2004            2005                2004
     Tonnes milled (000's)                                    872              817            2,324              2,215
     Zinc grade (%)                                          20.8             21.5             21.5               22.2
     Lead grade (%)                                           5.7              6.2              5.3                6.0
     Zinc recovery (%)                                       85.7             86.9             85.4               85.9
     Lead recovery (%)                                       58.4             65.0             59.3               63.9
     Zinc production (000's tonnes)                         155.6            152.8            426.4              422.0
     Zinc sales (000's tonnes)                              197.4            176.5            359.2              404.4
     Lead production (000's tonnes)                          28.8             32.8             73.2               84.9
     Lead sales (000's tonnes)                               56.0             61.6             57.8               66.8
     Operating profit ($ millions)                            106               59              158                107

Mill throughput in the third quarter was 7% higher than last year due mainly to ores with more favourable milling characteristics being processed. The higher throughput was mostly offset by lower ore grades due to the sequencing of areas mined and resulted in zinc production being similar to last year at 155,600 tonnes. Lead production of 28,800 tonnes was 12% lower than the same period last year due mainly to lower grades and recoveries.

Zinc sales of 197,400 tonnes increased by 12% compared with the same period last year as some customers accelerated deliveries in the quarter. Lead sales of 56,000 tonnes were similar to last year. The higher zinc price in the third quarter combined with higher sales volumes resulted in an operating profit of $106 million compared with $59 million in the third quarter of 2004.


6   Teck Cominco Limited 2005 Third Quarter Report

The shipping season was completed on October 21, 2005 with a total of 1.0 million tonnes of zinc concentrate and 200,000 tonnes of lead concentrate shipped from the mine. At September 30, 2005 zinc in concentrate available for sale, excluding production inventories at site, was 330,000 tonnes compared with 365,000 tonnes last year.

ANTAMINA (22.5%)
                                                        Three months ended Sep. 30        Nine months ended Sep. 30
     100%                                             ------------------------------    --------------------------------
     ----                                                    2005             2004            2005                2004
     Tonnes milled (000's)                                  7,367            8,069          21,996              23,228
     Copper grade (%)                                         1.3              1.3             1.3                 1.3
     Zinc grade (%)                                           1.0              1.0             1.1                 1.1
     Copper recovery (%)                                     90.1             87.1            89.7                85.7
     Zinc recovery (%)                                       81.5             73.2            83.1                73.2
     Copper production (000's tonnes)                        86.6             91.9           270.3               259.4
     Copper sales (000's tonnes)                             94.2             98.7           274.8               242.2
     Zinc production (000's tonnes)                          55.2             45.0           169.2               165.8
     Zinc sales (000's tonnes)                               46.2             47.5           162.8               166.8
     Molybdenum production (000's pounds)                   3,742            2,112           9,772               4,216
     Molybdenum sales (000's pounds)                        3,515            1,053          11,215               2,080
     Company's share of operating profit ($ millions)          94               59             256                 125

Mill throughput in the third quarter was 9% lower than the same period in 2004 due mainly to harder ores being processed. Copper production of 86,600 tonnes was 6% lower than the same period last year due mainly to the lower mill throughput, while zinc production increased 23% due to ore types resulting in higher mill recoveries. Copper-only ore accounted for 63% of mill throughput, similar to the third quarter of 2004. In the fourth quarter, the mining plan calls for the processing of 88% of copper-only ore, which is expected to result in improved milling rates and significantly higher copper production and lower zinc production compared with the third quarter.

Molybdenum production of 3.7 million pounds in the third quarter was higher than
2.1 million pounds a year ago due to significantly higher mill recoveries resulting from continued process improvements. The average realized molybdenum price after smelter deductions was US$23 per pound in the third quarter compared with US$12 per pound last year. The company's share of molybdenum revenues in the third quarter increased to $24 million compared with $4 million a year ago as a result of the higher prices and sales volumes.

The company's 22.5% share of operating profit in the third quarter was $94 million, including positive settlement adjustments of $10 million, compared with $59 million a year ago due mainly to higher copper and zinc prices and the higher molybdenum revenues.

On September 19, 2005, the Antamina mine issued a press release announcing the completion of a revised reserve and resource estimate for the Antamina deposit. The new estimate is the culmination of a three-year program aimed at improving the Antamina reserve and resource model's local predictive capabilities, incorporating improvements to the geologic and interpolation modeling methods along with additional density data and interpolation. Although a revision of criteria has resulted in a reclassification of proven ore to the probable category, the new estimate substantially confirms the global estimates of reserves and resources previously published for the Antamina project.


7   Teck Cominco Limited 2005 Third Quarter Report

HIGHLAND VALLEY COPPER (97.5%)*
                                                        Three months ended Sep. 30        Nine months ended Sep. 30
     100%                                             ------------------------------    --------------------------------
     ----                                                    2005             2004            2005                2004
     Tonnes milled (000's)                                 13,079           12,726          37,139              37,731
     Copper grade (%)                                        0.41             0.38            0.39                0.38
     Copper recovery (%)                                     89.1             89.2            88.6                87.0
     Copper production (000's tonnes)                        47.6             43.2           128.7               123.2
     Copper sales (000's tonnes)                             40.8             37.2           136.8               125.0
     Molybdenum production (000's pounds)                   1,308            2,582           4,997               8,257
     Molybdenum sales (000's pounds)                        1,701            3,230           5,427               7,588
     Company's share of operating profit ($ millions)*        144              125             423                 269

     * The company had proportionately consolidated 63.9% of Highland Valley Copper (HVC) results up to February 29, 2004. Upon the acquisition of the additional 33.6% interest of HVC on March 1, 2004, the company began to consolidate 100% of HVC with a 2.5% provision for minority interests.

Copper production of 47,600 tonnes in the third quarter was 10% higher than a year ago due mainly to higher ore grades and slightly higher throughput. Molybdenum production was 1.3 million pounds compared with 2.6 million pounds in the third quarter of 2004 as a greater proportion of ore from the Valley pit, which has higher copper but lower molybdenum grades, was mined in the current period.

Operating profit, including settlement adjustments of $15 million, was $144 million in the third quarter compared with $125 million in the same period last year. Copper sales volumes of 40,800 tonnes were 10% higher than a year ago due to timing of shipments and molybdenum sales of 1.7 million pounds were 50% lower than the third quarter 2004 due to the lower production. The lower molybdenum sales volumes were partially offset by a higher realized molybdenum price of US$23 per pound compared with US$17 per pound a year ago. Molybdenum revenues were $47 million compared with $70 million in the third quarter of 2004.

In September the mine announced plans to proceed with an extension of the mine life by five years to September 2013, which is discussed in more details in the Corporate Development section.

HEMLO GOLD MINES (50%)
                                                       Three months ended Sep. 30         Nine months ended Sep. 30
     100%                                             ------------------------------    --------------------------------
     ----                                                    2005             2004            2005                2004
     Tonnes milled (000's)                                    842              944           2,626               2,744
     Grade (g/tonne)                                          4.6              3.8             4.5                 4.4
     Mill recovery (%)                                       94.0             93.9            93.9                94.2
     Production (000's ozs)                                   118              107             359                 362
     Sales (000's ozs)                                        122              105             364                 363
     Cash operating cost per ounce (US$)                      330              298             321                 272
     Company's share of operating profit ($ millions)           3                6               8                  24

Gold production of 118,000 ounces in the third quarter increased by 11,000 ounces compared with the same period last year due mainly to higher ore grades. The average gold price realized in the quarter was US$434 per ounce compared with US$398 per ounce, but was mainly offset by a weaker U.S. dollar and reduced hedging gains compared with the third quarter 2004.

Cash operating costs of $396 (US$330) per ounce in the third quarter were similar to $390 (US$298) a year ago as higher mining costs were offset by the effect of the increased production. The increase in U.S. dollar unit operating costs was due to the effect of a weaker U.S. dollar. Operating profit was $3 million in the third quarter compared with $6 million last year due mainly to lower hedging gains.


8   Teck Cominco Limited 2005 Third Quarter Report

ELK VALLEY COAL PARTNERSHIP (39%)
                                                       Three months ended Sep. 30         Nine months ended Sep. 30
     100%                                             ------------------------------    --------------------------------
     ----                                                    2005             2004            2005                2004
     Coal production (000's tonnes)                         6,042            5,725            19,545            18,396
     Coal sales (000's tonnes)                              6,316            5,980            18,378            18,399
     Average sale price (US$/tonne)                           118               55                92                50
     Average sale price (Cdn$/tonne)                          147               76               117                71
     Cost of product sold (Cdn$/tonne)
         Operating expenses                                    32               28                30                27
         Transportation                                        36               28                35                28
     Company's share of operating profit ($ millions)*        182               39               353                93

     * Results from Elk Valley Coal Partnership represent the company's 39% direct interest from April 1, 2005, 38% from April 1, 2004 to March 31, 2005 and 35% prior to April 1, 2004. The company holds an additional 5.3% indirect ownership interest through its investment in the Fording Canadian Coal Trust for a combined 44.3% effective interest since April 1, 2005.

Coal production at Elk Valley Coal increased by 6% in the third quarter to 6.0 million tonnes compared with the same period a year ago, as expansion projects start to result in additional volumes. Production volumes were lower than anticipated due to a combination of delays in the arrival of new equipment, weather conditions and regularly scheduled maintenance in the quarter.

Coal sales of 6.3 million tonnes were lower than expected due in part to requests for shipment delays from Chinese customers. As a result, Elk Valley Coal has revised its estimate of 2005 coal sales to be approximately 25 million tonnes.

The average sale price for coal was US$118 per tonne in the third quarter compared with $55 per tonne in the same period in 2004. This 115% price increase, though slightly offset by a lower Canadian/U.S. dollar exchange rate, has resulted in the company's share of operating profit significantly increasing to $182 million in the third quarter compared with $39 million a year ago.

Production capacity expansion work at Cardinal River, Fording River and Elkview continued in the third quarter. At the Cardinal River mine, delays in the delivery of equipment, mechanical breakdowns and poor weather adversely affected coal release over the third quarter. Elk Valley Coal still anticipates that the mine will achieve producing at a rate of 2.4 million tonnes per annum by the end of 2005. At Fording River, capacity expansion was completed as planned in the third quarter. Elkview's expansion, consisting of equipment additions and stripping activities, is progressing on schedule to increase mine capacity by
1.0 million tonnes to an annualized rate of 7.0 million tonnes by the end of 2007.

Elk Valley Coal executed the agreement with POSCO and Nippon Steel Corporation in the third quarter, providing for a ten-year sales contract and the acquisition of a 5% interest in the Elkview mine by the two companies (2.5% each) for US$50 million. The company recorded a gain of $19 million on the dilution of its interest in Elkview.

Elk Valley Coal has given notice to Westshore Terminals that it is requesting a review of the loading rate for the Elkview mine contract effective April 1, 2005. Under the terms of the contract, the loading rate is linked to the Canadian dollar price received for coal. The parties have agreed to mediation to determine whether the rates should be revised to be consistent with the original intention of the parties. Mediation is expected to commence in late October.

The collective agreements at Line Creek expired at the end of May and negotiations are still ongoing. Elkview's collective agreement expires at the end of October 2005.


9   Teck Cominco Limited 2005 Third Quarter Report

COSTS AND EXPENSES

Interest expense of $13 million in the third quarter of 2005 was reduced from $16 million in the previous year mainly as a result of the conversion and redemption of the company's convertible debenture of $202 million in October 2004.

Administration expense was $7 million higher in the third quarter compared with a year ago, primarily due to an increase in stock-based compensation expense which was $8 million in the quarter.

Exploration expense of $31 million in the third quarter was significantly higher than $12 million a year ago, and included the expensing of $14 million of unplanned property acquisition costs.

Other income of $56 million included $33 million of investment income recognized on the company's holding of Fording Canadian Coal Trust units. The Trust income recognized in the third quarter was significantly higher than a year ago due to high coal prices and a reversal of certain future income tax provisions in Fording Canadian Coal Trust as a result of a reorganization of the Trust and its subsidiaries.

Also included in other income was the company's $19 million share of the gain from the sale of a 5% interest of the Elkview mine by Elk Valley Coal. The company also recognized additional consideration of $12 million from the sale of the company's interest in the Quebrada Blanca Copper mine in 2000. This consideration was contingent upon the price of copper achieving minimum price levels in 2005.

The provision for income and resource taxes of $140 million in the third quarter included unusual adjustments totalling $42 million, including a decrease of $26 million of future income taxes as a result of a reduction in British Columbia provincial income tax rates. In addition, the company recorded $16 million of tax benefits relating to previously unrecognized losses carried forward as higher commodity prices have increased the company's level of confidence that the losses will be utilized. The composite tax rate, excluding the effect of the aforementioned unusual items, was 34% in the third quarter as compared with the Canadian Statutory tax rate of 35%. The effect of provincial mineral taxes in Canada was offset by the lower tax rates in foreign jurisdictions. The composite tax rate of 34% was lower than the tax rate of 42% in the second quarter of 2005 because a larger portion of income in the current quarter was earned in lower tax rate jurisdictions.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations of $476 million in the third quarter was significantly higher than $329 million a year ago due to higher operating profits from zinc, copper and coal operations. Cash flow from operations for the nine months ended September 30, 2005 was $1.1 billion compared with $740 million in the previous year.

Debt repayments consisted of the company's share of Antamina debt repayments totalling $48 million (US$40 million).

Capital expenditures in the third quarter were $91 million compared with $67 million in the third quarter of 2004, of which $55 million was sustaining capital expenditures and $36 million was development expenditures. Development expenditures included $27 million for the Pogo gold project and the company's share of development expenditures of $3 million at Cardinal River and $5 million for Elkview expansion expenditures. The company also made investments in marketable securities totalling $192 million in the quarter.

The company issued ten and thirty-year notes totalling US$300 million and US$700 million respectively late in the third quarter, net proceeds of the issue totalled Cdn$1.16 billion. The ten-year notes have a semi-annual coupon of 5.375% and the thirty-year notes have a semi-annual coupon of 6.125%. The long-term debt to debt-plus-equity ratio was 28% at the end of the quarter.

At September 30, 2005, the company had a cash balance of $2.5 billion and debt of $1.7 billion excluding the exchangeable debentures. The company also had bank credit facilities aggregating $1.08 billion. Unused credit lines under these facilities amounted to $958 million, after issuing letters of credit for $125 million.


10   Teck Cominco Limited 2005 Third Quarter Report

CORPORATE DEVELOPMENT

On September 5, 2005, the company entered into an agreement to subscribe for a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills Oil Sands project in Alberta, Canada. The subscription price will be satisfied by the company contributing 34% ($850 million) of project expenditures until project spending reaches $2.5 billion and its 15% share thereafter. Closing of the transaction is subject to customary conditions including settlement of definitive partnership documentation, and is expected to occur in the fourth quarter.

In September, the Highland Valley Copper mine announced plans to proceed with an extension of the mine life by five years to September 2013. The plan involves the relocation of two in-pit crushers in the Valley pit together with a push-back of the Valley pit wall to release additional ore, as well as the release of additional ore from the Lornex pit. Capital cost for the relocation of the crushers and conveyer in the Valley pit and the purchase of additional equipment are approximately $40 million. Stripping costs on the push-back of the Valley pit wall amounting to $150 million in the four-year period from 2006 to 2009 will be deferred and amortized over the extension period. Approximately 85% of the waste for the Valley pit expansion will be removed by the end of 2009 and the average strip ratio for the remaining mine life after 2009 is estimated to be 0.15.

Construction at the Pogo mine is 85% complete at the end of September and is on schedule for a first quarter 2006 start-up. Commissioning of some of the process systems has begun and ore is being placed on stockpile for the start-up. The estimated final cost for the project is now US$347 million, with an additional US$10 million contingency provision in light of the current construction environment. Project costs have increased due to higher than expected costs for construction materials and labour costs in Alaska, and unanticipated geotechnical conditions both on surface and underground. Project commitments to the end of September were US$319 million. Underground development has fallen behind schedule due to poor ground conditions in some areas that have caused a change of location of the underground ore bin location and reduced the overall rate of advance. This will affect only the start-up of the underground conveyor system, not the overall mine startup, as trucking of ore to the mill will be used as a stop-gap measure until the conveyor system is completed in the first quarter of 2006.

John Taylor retired as Senior Vice President, Finance and Chief Financial Officer effective October 3, 2005, after a 28-year career in which he held various finance positions. Mr. Taylor was replaced by Ron Millos who has served as Chief Financial Officer of Elk Valley Coal Partnership and Fording Canadian Coal Trust since June 2003. Prior to that he was Vice President, Corporate Finance of Teck Cominco, and prior to 2001, Chief Financial Officer of Cominco.

OUTLOOK

The strike at the company's Trail operations was resolved on October 5, 2005 and employees returned to work in the first week of October. Replenishment of product inventories and resumption of normal sales levels is expected during November. The lower sales and the costs associated with the collective agreement settlement will negatively impact operating profit in the fourth quarter.

Sales and profits of the Red Dog mine follow a seasonal pattern, with the highest sales volumes of zinc and most of the lead sales occurring in the last five months of the year following the commencement of the shipping season in July.

At Antamina, copper-only ore is expected to account for 88% of mill throughput in the fourth quarter, compared with 63% in the third quarter. Softer ore will be processed and is expected to result in higher throughput rates. Copper production is expected to increase in the fourth quarter with a corresponding decrease in zinc production. Molybdenum production should exceed the level achieved in the third quarter as process improvements completed in the third quarter will be in operation for the full quarter.

Coal sales for the 2005 coal year ending March 31, 2006, are priced at an average of US$122 per tonne. In the third quarter of 2005, Elk Valley Coal experienced some delays in shipment which was caused, in part, by the over purchase of metallurgical coal by its customers in reaction to last year's extreme under-supply environment.


11   Teck Cominco Limited 2005 Third Quarter Report

As a result, Elk Valley Coal has revised its estimate of 2005 coal sales to be approximately 25 million tonnes. Collective agreements at Line Creek and Elkview are being negotiated in the current year. Failure to reach agreement with the employees could lead to production disruption and lower sales.

Copper, zinc and molybdenum prices have remained strong in the third quarter, but are vulnerable to fluctuations due to changes in global economic conditions. Fluctuations in metal prices will affect the company's earnings, and may result in significant settlement adjustments on outstanding settlements receivable.

Any strengthening of the Canadian dollar relative to the U.S. dollar will have a negative impact on the company's earnings as the prices of the company's products are denominated in U.S. dollars and a significant portion of the company's operating costs are Canadian dollar based. The Canadian dollar has strengthened against the U.S. dollar in the third quarter, with an exchange rate of 1.16 at September 30, 2005 compared with 1.23 at June 30, 2005.

To mitigate the impact of fluctuations in metal prices and the Canadian/U.S. dollar exchange rate, the company has made certain forward sales commitments. The outstanding hedge positions are presented in the notes to the financial statements.

The company's operations are experiencing rising production costs due to increasing prices for fuel, steel, tires, labour and maintenance parts and supplies. These rising prices as a result of increased global mining activities are expected to continue into 2006 and affect the company's operating costs.

The company's capital expenditures in the fourth quarter of 2005 are estimated to be $90 million, with $46 million of sustaining capital expenditures and $44 million of development expenditures. The majority of development expenditures are for the company's share of the Pogo gold project.

CONTINGENCIES

LAKE ROOSEVELT

On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals Ltd. (TCML) to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal and the District Court entered a stay of proceedings pending the appeal. In September 2005, the State of Washington and the Tribes filed motions to lift the stay of proceedings in District Court to add the Tribes as an additional plaintiff and to file an amended complaint adding the State's and the Tribes' claims for natural resource damages and cost recovery under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the U.S. Resource Conservation and Recovery Act ("RCRA") seeking injunctive relief and costs.

The original citizen's suit was brought pursuant to Section 310(a)(i) of the U.S. Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada. Teck Cominco has filed its brief with the 9th Circuit and the Government of Canada, the Mining Association of Canada and the Canadian Chamber of Commerce, the US Chamber of Commerce and the US National Mining Association have filed amicus briefs in support of Teck Cominco's position. Oral argument has been scheduled for December 5, 2005.


12   Teck Cominco Limited 2005 Third Quarter Report

The Government of Canada and the Government of the U.S. are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

There can be no assurance the amount offered to fund the studies will be sufficient or any offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

COMPETITION INVESTIGATION

Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership (HVC), has responded to an Order issued pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers commenced in Canada, the U.S. and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company has been advised by the United States Department of Justice that it intends to close its investigation. We have also been advised by the European Commission that they did not find any grounds to proceed with the investigation and have closed their file on the copper case. The company is co-operating in the continuing investigation in Canada. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.

CHANGES IN ACCOUNTING POLICIES

VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the company adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline resulted in insignificant changes in certain balance sheet and income statement accounts and no change in earnings or retained earnings.

FINANCIAL INSTRUMENTS

In the third quarter of 2005, the company's commodity price and foreign exchange hedging activities increased the company's revenue by $18 million. In addition, included in other income and expenses are losses on derivatives and financial instruments totalling $10 million in the quarter, which relate mostly to copper forward sales contracts that do not qualify for hedge accounting treatments. The unrealized market gain on hedging positions, principally foreign exchange contracts, totalled $53 million as at September 30, 2005.


13   Teck Cominco Limited 2005 Third Quarter Report

QUARTERLY EARNINGS AND CASH FLOW

($ in millions, except per
share data)                                2005                          2004                              2003
                                  -----------------------    ------------------------------    ------------------------------
                                       Q3     Q2      Q1         Q4      Q3     Q2      Q1         Q4      Q3     Q2      Q1
Revenues                            1,150    994     928      1,051     925    777     675        716     545    460     507
Operating profit                      560    417     329        392     332    221     179        132      62     33      43
Net earnings                          405    225     205        285     120    116      96        104      16      9       5
Earnings per share                  $2.00  $1.11   $1.01      $1.42   $0.62  $0.60   $0.51      $0.56   $0.08  $0.04   $0.03
Cash flow (before changes to
     working capital item)            476    332     286        403     329    231     180        139      79     52      44

OUTSTANDING SHARE DATA

As at October 17, 2005 there were 198,350,586 Class B Subordinate Voting Shares and 4,673,453 Class A Common Shares outstanding. In addition, there were outstanding 3,091,453 director and employee stock options with exercise prices ranging between $6.39 and $45.28 per share. Exchangeable debentures due 2024 are convertible into a total of 11,489,400 Class B Subordinate Voting Shares (equivalent to $9.72 per share). More information on these instruments and the terms of their conversion is set out in note 13 of the company's 2004 year-end financial statements.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

These risks are described in more detail in the annual information form of the company. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q3/2005 financial results on Tuesday, October 25, 2005 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at WWW.TECKCOMINCO.COM. The webcast is also available at WWW.NEWSWIRE.CA and WWW.Q1234.COM. The webcast will be archived at WWW.TECKCOMINCO.COM.


14   Teck Cominco Limited 2005 Third Quarter Report

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)
=============================================================================================================================
                                                                   THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                      SEPTEMBER 30                     SEPTEMBER 30
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)                   2005              2004            2005             2004
=============================================================================================================================

REVENUES                                                        $1,150             $ 925          $3,072           $ 2,377
COST OF OPERATIONS                                                (519)             (518)         (1,563)           (1,446)
DEPRECIATION AND AMORTIZATION                                      (71)              (75)           (203)             (199)
-----------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                   560               332           1,306               732

OTHER EXPENSES
     General, administration and marketing                         (24)              (17)            (62)              (51)
     Interest on long-term debt                                    (13)              (16)            (39)              (47)
     Exploration                                                   (31)              (12)            (50)              (28)
     Research and development                                       (3)               (4)            (11)              (11)
     Other income (expense) (Note 6)                                56               (15)            106                --
WRITEDOWN OF INVESTMENT                                             --               (64)             --               (64)

-----------------------------------------------------------------------------------------------------------------------------

EARNINGS BEFORE INCOME AND RESOURCE TAXES                          545               204           1,250               531

PROVISION FOR INCOME AND RESOURCE TAXES                           (140)              (88)           (415)             (208)

-----------------------------------------------------------------------------------------------------------------------------

NET EARNINGS FROM CONTINUING OPERATIONS                            405               116             835               323

NET EARNINGS FROM DISCONTINUED OPERATION                            --                 4              --                 9

-----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                    $  405             $ 120         $   835           $   332
=============================================================================================================================

BASIC EARNINGS PER SHARE                                         $2.00             $0.62           $4.12             $1.73
BASIC EARNINGS PER SHARE FROM CONTINUING OPERATIONS              $2.00             $0.60           $4.12             $1.69
DILUTED EARNINGS PER SHARE                                       $1.88             $0.57           $3.88             $1.60
DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS            $1.88             $0.54           $3.88             $1.56
WEIGHTED AVERAGE SHARES OUTSTANDING (000'S)                    202,718           192,669         202,242           190,718

SHARES OUTSTANDING AT END OF PERIOD (000'S)                    203,024           193,046         203,024           193,046


15   Teck Cominco Limited 2005 Third Quarter Report

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)
=============================================================================================================================
                                                                    THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                       SEPTEMBER 30                      SEPTEMBER 30
(IN MILLIONS OF DOLLARS)                                             2005           2004               2005            2004
=============================================================================================================================

OPERATING ACTIVITIES
        Net earnings from continuing operations                    $  405            $116            $  835            $323
        Items not affecting cash:
           Depreciation and amortization                               71              75               203             199
           Future income and resource taxes                            32              58               117             137
           Writedown of investment                                     --              64                --              64
           Gain on sale of investments and assets                     (21)             --               (57)             (4)
           Other                                                      (11)             16                (4)             21
       ----------------------------------------------------------------------------------------------------------------------
                                                                      476             329             1,094             740
        Net change in non-cash working capital items                  (93)            (93)              (95)            (83)
       ----------------------------------------------------------------------------------------------------------------------
                                                                      383             236               999             657

FINANCING ACTIVITIES
        Issuance of long-term debt                                  1,157              --             1,157              --
        Repayment of long-term debt                                   (48)            (37)              (94)           (107)
        Class B Subordinate Voting Shares issued                        7               6                23             112
        Dividends paid                                                 --              --               (81)            (19)
        Interest on exchangeable debentures                            --              --                (2)             (2)
       ----------------------------------------------------------------------------------------------------------------------
                                                                    1,116             (31)            1,003             (16)
INVESTING ACTIVITIES
        Property, plant and equipment                                 (91)            (67)             (226)           (148)
        Investments and other assets                                 (192)            (19)             (199)            (54)
        Acquisition of additional interest in Highland Valley
        Copper                                                         --              --                --             (80)
        Contributions to pension plans                                 --              --                --             (34)
        Proceeds from sale of investments and assets                   26               2                81              22
       ----------------------------------------------------------------------------------------------------------------------
                                                                     (257)            (84)             (344)           (294)

EFFECT OF EXCHANGE RATE ON CASH                                       (43)            (18)              (40)            (18)

-----------------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH FROM CONTINUING OPERATIONS                         1,199             103             1,618             329

INCREASE IN CASH FROM DISCONTINUED OPERATION                           --              --                --               4
-----------------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH                                                    1,199             103             1,618             333

CASH AT BEGINNING OF PERIOD                                         1,326             326               907              96

-----------------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                              $2,525            $429            $2,525            $429
=============================================================================================================================

16   Teck Cominco Limited 2005 Third Quarter Report

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)
======================================================================================================================
                                                                                  SEPTEMBER 30             DECEMBER 31
(IN MILLIONS OF DOLLARS)                                                                  2005                    2004
======================================================================================================================

ASSETS
CURRENT ASSETS
      Cash                                                                              $2,525                   $ 907
      Accounts and settlements receivable                                                  424                     364
      Production inventories                                                               545                     410
      Supplies and prepaid expenses                                                        160                     130
      ----------------------------------------------------------------------------------------------------------------
                                                                                         3,654                   1,811

INVESTMENTS                                                                                659                     469

PROPERTY, PLANT AND EQUIPMENT                                                            3,476                   3,488

OTHER ASSETS                                                                               253                     291

----------------------------------------------------------------------------------------------------------------------
                                                                                        $8,042                  $6,059
======================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
      Accounts payable and accrued liabilities                                           $ 531                   $ 415
      Current portion of long-term debt                                                    212                      38
      Current portion of future income taxes                                                91                       7
      ----------------------------------------------------------------------------------------------------------------
                                                                                           834                     460

LONG-TERM DEBT (Note 3)                                                                  1,489                     627
OTHER LIABILITIES (Note 8)                                                                 614                     608
FUTURE INCOME AND RESOURCE TAXES                                                           908                     895
EXCHANGEABLE DEBENTURES                                                                    248                     248
SHAREHOLDERS' EQUITY (Note 9)                                                            3,949                   3,221

----------------------------------------------------------------------------------------------------------------------
                                                                                        $8,042                  $6,059
======================================================================================================================


17   Teck Cominco Limited 2005 Third Quarter Report

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)
======================================================================================================================
                                                                THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                   SEPTEMBER 30                    SEPTEMBER 30
(IN MILLIONS OF DOLLARS)                                         2005            2004            2005            2004
======================================================================================================================

BALANCE AT BEGINNING OF PERIOD                                 $1,396            $686          $1,049            $495
Net earnings                                                      405             120             835             332
Dividends                                                          --              --             (81)            (19)
Exchangeable debentures interest, net of tax                       --              --              (2)             (2)

----------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD                                        1,801            $806           1,801            $806
======================================================================================================================



18   Teck Cominco Limited 2005 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


1.   BASIS OF PRESENTATION

     These interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. Accordingly, they should be read in conjunction with the most recent annual financial statements of the company.

     Comparative figures have been restated to account for the Cajamarquilla zinc refinery, which was sold in December 2004, as a discontinued operation.


2.   CHANGE IN ACCOUNTING POLICY

     Effective January 1, 2005, the company adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline resulted in insignificant changes in certain balance sheet and income statement accounts and no change to earnings or retained earnings.


3.   LONG-TERM DEBT

     On September 28, 2005, the company issued US$300 million of 5.375% notes due October 1, 2015 and US$700 million of 6.125% notes due October 1, 2035. Net proceeds after the costs of the issue were Cdn$1.16 billion.


4.   ACQUISITION OF INTEREST IN FORT HILLS OIL SANDS PROJECT

     On September 5, 2005, the company entered into an agreement to subscribe for a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills Oil Sands project in Alberta, Canada. The subscription price will be satisfied by the company contributing 34% ($850 million) of project expenditures until project spending reaches $2.5 billion and its 15% share thereafter. Closing of the transaction is subject to customary conditions including settlement of definitive partnership documentation and is expected to occur in the fourth quarter.

5.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                                    THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                       SEPTEMBER 30                   SEPTEMBER 30
     (IN MILLIONS OF DOLLARS)                                          2005        2004               2005        2004
     ---------------------------------------------------------------------------------------------------------------------
     Interest paid                                                      $22         $19              $  46         $52
     Income and resource taxes paid                                     $42         $ 7               $134         $59


19   Teck Cominco Limited 2005 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================

6.   OTHER INCOME (EXPENSE)

                                                                    THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                       SEPTEMBER 30                   SEPTEMBER 30
     (IN MILLIONS OF DOLLARS)                                          2005        2004               2005        2004
     ---------------------------------------------------------------------------------------------------------------------

     Income from Fording Canadian Coal Trust                           $ 33       $   3               $ 51       $   8
     Gain (loss) on sale of investments and assets                        5          (3)                38           4
     Gain on 5% sale of Elkview mine                                     19           -                 19           -
     Interest and investment income                                      11           1                 29           5
     Insurance proceeds                                                   -           3                 21          12
     Additional Quebrada Blanca sales proceeds                           12           -                 12           -
     Non-hedge derivative losses                                        (10)          -                (25)          -
      Asset retirement obligation expense for closed properties          (7)         (9)               (11)        (13)
     Miscellaneous income (expense)                                      (7)        (10)               (28)        (16)

     ---------------------------------------------------------------------------------------------------------------------
                                                                       $ 56        $(15)              $106       $   -
     =====================================================================================================================

7.   EMPLOYEE FUTURE BENEFITS EXPENSE

                                                                     THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                        SEPTEMBER 30                   SEPTEMBER 30
     (IN MILLIONS OF DOLLARS)                                           2005        2004               2005        2004
     ---------------------------------------------------------------------------------------------------------------------

     Pension plans                                                       $ 9         $10                $29          $31
     Post-retirement benefit plans                                         5           4                 13           11

     ---------------------------------------------------------------------------------------------------------------------
     Employee future benefits expense                                    $14         $14                $42          $42
     =====================================================================================================================

8.   OTHER LIABILITIES

                                                                                           SEPTEMBER 30        December 31
     (IN MILLIONS OF DOLLARS)                                                                      2005               2004
     ----------------------------------------------------------------------------------------------------------------------
     Asset retirement obligation and closure costs                                                 $387               $383
     Accrued pension and post-retirement benefits                                                   178                182
     Minority interests                                                                              15                 10
     Other                                                                                           34                 33

     ----------------------------------------------------------------------------------------------------------------------
                                                                                                   $614               $608
     =====================================================================================================================


20   Teck Cominco Limited 2005 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


9.   SHAREHOLDERS' EQUITY

     (a) Components of shareholders' equity

                                                     SEPTEMBER 30   December 31
        (IN MILLIONS OF DOLLARS)                             2005          2004
        ------------------------------------------------------------------------
        Share capital                                      $2,149        $2,124
        Contributed surplus                                    60            58
        Retained earnings                                   1,801         1,049
        Cumulative translation adjustment                    (168)         (117)
        Exchangeable debentures (due 2024)                    107           107

        ------------------------------------------------------------------------
                                                           $3,949        $3,221
        ========================================================================

         The cumulative translation adjustment represents the net unrealized foreign exchange gain (loss) on the translation of the accounts of self-sustaining foreign subsidiaries and U.S. dollar denominated debt designated as hedges against these investments.

     (b) Stock-Based Compensation

         In March 2005, 367,200 share options were granted to employees. These options have an exercise price of $45.28, a term of six years and vest in equal amounts over three years. The weighted average fair value of Class B Subordinate Voting share options issued was estimated as $18 per share option at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of 4.73 years, a risk-free interest rate of 3.75%, a dividend yield of 0.88% and an expected volatility of 36%.

         In the first and second quarter the company issued 232,000 Deferred and Restricted Share Units to employees and directors. In addition, 3,679 units were issued in June in respect of dividend entitlements on units which had previously been granted. Deferred and Restricted Share Units issued in the year vest immediately for directors and vest on December 31, 2007 for employees. The company recorded stock-based compensation expense of $12 million for the year to date in respect of all outstanding options and share units. Total number of deferred and restricted share units outstanding at the end of the period was 344,515.


21   Teck Cominco Limited 2005 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================

10.  DERIVATIVES AND FINANCIAL INSTRUMENTS AT SEPTEMBER 30, 2005
                                                                                                                  Unrealized
                                                                                              2008-             Market Value
                                                            2005        2006       2007       2010      Total     Gain (Loss)
       -----------------------------------------------------------------------------------------------------------------------
                                                                                                                   (CDN$
                                                                                                                  MILLIONS)
       GOLD (thousands of ozs)
          Forward sales contracts                             --          --         44         87        131
          Average price (US$/oz)                              --          --        350        350        350          $(20)

          Forward sales contracts                             10          34          8         --         52
          Average price (C$/oz)                              522         520        520         --        520            (2)

       US DOLLARS (millions) (Note b)
          Forward sales contracts                             76         159         --         --        235
          Average exchange rate                             1.48        1.44         --         --       1.45            71

       POWER (MW.h)
          Forward sales contracts                         30,800          --         --         --     30,800
          Average price (US$/MW.h)                            51          --         --         --         51            (1)

       ZINC (millions of lbs) (Note a)
            Fixed forward purchase commitments                21           4         --         --         25
          Average price (US(cent)/lb)                         50          55         --         --         50             4

       COPPER (Note c)
         (Not qualified for hedge accounting)
          Forward collars (millions of                        20          --         --         --         20           (10)
          lbs)

          Average upper limit                               1.30          --         --         --       1.30
          Average lower limit                               1.15          --         --         --       1.15

       INTEREST RATE SWAP
       Principal Amount          Rate Swapped          Rate Obtained              Maturity Date                 Unrealized Gain
       -------------------------------------------------------------------------------------------------------------------------
       US$100 million            7.00%                 LIBOR plus 2.14%           September 2012                              1

       Notes:
       (a) From time to time, certain customers purchase refined zinc at fixed forward prices from the company's smelter and refinery operations. The forward purchase commitments for zinc are matched to these fixed price sales commitments to customers. Any gains or losses from these forward purchase commitments will be offset by similar gains or losses on the fixed price sales commitments. A portion of these forward contracts do not qualify for hedge accounting and the company has recognized mark-to-market and realized loss in other income and expense of $0.4 million.
       (b) Included in the U.S. dollar forward sales contracts of US$235 million is the company's share of forward sales contracts by the Elk Valley Coal Partnership of US$70 million.
       (c) As copper concentrates contain copper and other payable metals, and due to the effect of treatment and refining charges, circumstances may arise whereby the forward sales contracts may not be considered to be sufficiently effective under hedge accounting standards. Accordingly, the company is unable to apply hedge accounting to copper forward sales contracts. Mark-to-market and realized gains and losses are included in other income and expense.

22   Teck Cominco Limited 2005 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


11.      CONTINGENCIES

     (a) Lake Roosevelt

         On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals Ltd. (TCML) to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal and the District Court entered a stay of proceedings pending the appeal. In September 2005, the State of Washington and the Tribes filed motions to lift the stay of proceedings in District Court to add the Tribes as an additional plaintiff and to file an amended complaint adding the State's and the Tribes' claims for natural resource damages and cost recovery under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the U.S. Resource Conservation and Recovery Act ("RCRA") seeking injunctive relief and costs.

         The original citizen's suit was brought pursuant to Section 310(a)(i) of the U.S. Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency
         (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada. Teck Cominco has filed its brief with the 9th Circuit and the Government of Canada, the Mining Association of Canada and the Canadian Chamber of Commerce, the US Chamber of Commerce and the US National Mining Association have filed amicus briefs in support of Teck Cominco's position. Oral argument has been scheduled for December 5, 2005.

         The Government of Canada and the Government of the U.S. are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

         There can be no assurance the amount offered to fund the studies will be sufficient or any offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

     (b) Competition Investigation

         Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership (HVC), has responded to an Order issued pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers commenced in Canada, the U.S. and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company has been advised by the United States Department of Justice that it intends to close its investigation. We have also been advised by the European Commission that they did not find any grounds to proceed with the investigation and have closed their file on the copper case. The company is co-operating in the continuing investigation in Canada. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.


23   Teck Cominco Limited 2005 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


12.      SEGMENTED INFORMATION

     The company has six reportable segments: zinc refineries, zinc, copper, gold and coal mines and corporate. Segments are based upon the principal product produced by each operation.

                                                            Three months ended September 30, 2005
                                          ------------------------------------------------------------------------------------
                                                Zinc      Zinc                                 Corporate      Inter-
        ($ IN MILLIONS)                    Refineries     Mines   Copper    Gold     Coal      and Other     Segment    Total
        ----------------------------------------------------------------------------------------------------------------------
        Revenues                                 152        255      363       33      358         114        (125)     1,150
        Operating profit                          34        107      239        3      182          (5)         --        560
        Capital expenditures                       4         14       12       29       32          --          --         91


                                                             Nine months ended September 30, 2005
                                          ------------------------------------------------------------------------------------
                                                Zinc      Zinc                                 Corporate      Inter-
        ($ IN MILLIONS)                    Refineries     Mines    Copper   Gold     Coal      and Other     Segment    Total
        ----------------------------------------------------------------------------------------------------------------------

        Revenues                                 686        420    1,114       98      835         135        (216)     3,072
        Operating profit                         101        158      691        8      353          (5)         --      1,306
        Property, plant and equipment            992        990      745      299      433          17          --      3,476
        Total assets                           1,294      1,541    1,152      313      628       3,114          --      8,042
        Capital expenditures                      24         30       21       61       87           3          --        226


                                                            Three months ended September 30, 2004
                                          ------------------------------------------------------------------------------------
                                                Zinc      Zinc                                 Corporate      Inter-
        ($ IN MILLIONS)                    Refineries     Mines   Copper    Gold     Coal      and Other     Segment    Total
        ----------------------------------------------------------------------------------------------------------------------

        Revenues                                 248        191      317       32      162           7         (32)       925
        Operating profit                          40         57      187        6       39           3          --        332
        Capital expenditures                       7         15        2       25       17           1          --         67


                                                             Nine months ended September 30, 2004
                                         -------------------------------------------------------------------------------------
                                                Zinc      Zinc                                 Corporate      Inter-
        ($ IN MILLIONS)                    Refineries     Mines   Copper    Gold     Coal      and Other     Segment    Total
       -----------------------------------------------------------------------------------------------------------------------

        Revenues                                 731        369      777      106      465          14         (85)     2,377
        Operating profit                         102        105      404       24       93           4          --        732
        Property, plant and equipment          1,205      1,094      781      224      380          16          --      3,700
        Total assets                           1,566      1,501    1,080      237      519         951          --      5,854
        Capital expenditures                      14         31       13       51       36           3          --        148


13.  SUBSEQUENT EVENT

     Trail operations were shut down on July 19, 2005 due to a strike by its unionized employees. On October 5, 2005 the employees ratified the terms of a new collective agreement for the period from June 1, 2005 to May 31, 2008.



24   Teck Cominco Limited 2005 Third Quarter Report